July 23, 2019

Jason Gorevic
Chief Executive Officer
Teladoc Health, Inc.
2 Manhattanville Road
Suite 300
Purchase, NY 10577

       Re: Teladoc Health, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-37477

Dear Mr. Gorevic:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Year Ended December 31, 2018

Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2017 and 2016, page F-4

1. We note you present gross profit on the face of your consolidated statements of operations. However, it is not clear whether you include depreciation and amortization in cost of revenue. Please note that the presentation of a figure for income before depreciation and amortization is not appropriate. Revise your presentation, as necessary, to comply with the guidance in Codification of Staff Accounting Bulletins
(SAB) Topic
      11B. Refer also to Item 302(a)(1) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Joseph
 Jason Gorevic
Teladoc Health, Inc.
July 23, 2019
Page 2

Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameJason Gorevic
                                                          Division of
Corporation Finance
Comapany NameTeladoc Health, Inc.
                                                          Office of
Telecommunications
July 23, 2019 Page 2
cc:       Adam Vandervoort
FirstName LastName